2007 DEC 17 A 9:20

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 [redacted]
U.S.A.

07028676

Our reference BB/jcd
Date December 3, 2007

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode November 2007 and the Pricing Supplements of November 2007 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
DEC 20 2007
THOMSON
FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

12/18

Rabobank

Rabobank in business

Global Focus report: Fertilisers, a precious commodity

30-11-2007 | Other news

The biofuels boom and explosive grain area expansion have resulted in fertiliser demand beyond current fertiliser production capacity, and has caused significant increase in prices around the world.

A Rabobank Global Focus Report: Fertilisers, a Precious Commodity, says farmers need to improve efficiency and productivity to handle the world's expanding need for higher crop yields.

Increases in fertiliser consumption are being driven partly by the biofuels boom. In the US, for example, the report says, increasing demand for corn for ethanol production resulted in 2007 in farmers planting the largest acreage to corn since 1944.

"In many cases, farmers replaced their usual rotation crops, such as soybeans, with corn, which requires 32 times more nitrogen (fertiliser) per acre than the equivalent area of soybeans," says Ingrid Richardson, Rabobank Senior Analyst and report author.

Richardson also believes the intensified demand for fertiliser is the result of a combination of factors including increased need for higher agricultural yields due to world population growth and improving economic prosperity, high agricultural commodity prices and the emergence of the biofuels industry.

At a global level, the report notes, while there is much focus on investigating alternative energy sources, there has been comparatively little attention devoted to ensuring the sustainability of agricultural production through access to fertiliser or investigation into fertiliser alternatives.

Read the full press release:

Media release Global Focus report - Fertilisers, a precious commodity

Rabobank

Rabobank in business

India 2020 The Rise of the Elephant

21-11-2007 | Other news

In recent years, the Indian economy has been experiencing a Chinese style growth rate. The rise of the elephant should not come as a surprise. India is merely reclaiming its history. Looking at past strengths and current and future potential, India is better dubbed as a remerging market.

A special scenario study by Rabobank's Economic Research Department called, "The Rise of the Elephant- India 2020" places India's full economic potential in the spotlight. Country Risk Research has summarised a few of India's Business Opportunities in Food and Agriculture; Telecom, Media and Internet; and Banking.

More details and all Business Opportunities, Key Challenges and Growth Scenarios can be found by downloading the full 33 page report.

INDIA BUSINESS OPPORTUNITY HIGHLIGHTS

Food and Agriculture
Rabobank is cultivating relationships with clients in seeds, fertilisers and other agri-inputs by offering financial products, such as weather prediction tools and crop insurance. Given India's need to upgrade its agricultural performance and develop its food supply chain, Rabobank's extensive knowledge of this sector is a valuable asset.

Telecom, Media and Internet
This year India overtook China as the world's fastest growing market for mobile telephony.Every month, mobile service providers add more than 6 million subscribers to their accounts. To reach potential customers in rural areas, the industry will have to focus on infrastructure deployment, as well as affordability.

Banking
The banking sector in India is benefiting from rising incomes, increasing consumption and growing business investment. The corporate banking market is overcrowded and overbanked. Rural areas show a clear demand for higher quality retail services. But, rural banks are often unprofitable and undercapitalized. New regulations and government support is giving rural banks more firepower.

Can elephants fly?
India's excellent growth performance may suggest that the Indian economy has successfully launched itself into the Asian tiger economies. However, despite progress, the crucial question remains whether India's growth acceleration is sustainable. What will happen when the elephant takes flight?

The Rise of the Elephant – India 2020
By Robin de Milliano
Country Risk Research
Rabobank Economic Research Department

India 2020 - The rise of the Elephant

Rabobank

Rabobank in business

Rabobank programs match Nobel Prize winning philosophy

14-11-2007 | Other news

The 2006 Nobel Peace Prize winner's financial service to the poor has earned Muhammad Yunus a well-deserved invitation to this year's Raiffeisen Lecture hosted by Rabobank. "If anyone deserves to give a Raiffeisen Lecture, it is you, Dr. Yunus," said Rabobank CEO Bert Heemskerk, "You are the born-again Raiffeisen."

Rabobank founder Friedrich Raiffeisen provided charitable relief to poor farmers. He gradually realised that self-help was more sustainable than charity. Raiffeisen transformed his charity into an agricultural co-operative bank in 1864.

Over 120 years later, Dr. Muhammad Yunus started a similar bank for the impoverished people of Bangladesh. Since 1983, Grameen Bank has provided ladders and ropes to help the poor out of the poverty hole.

The Head of Rabobank Corporate Social Responsibility, Bart Jan Krouwel said, "Having Dr. Yunus lecture about microfinancing is very important to us. Rabobank is based on the same principles and has similar social and sustainable programs as Grameen Bank."

Yunus's venture holds a mirror to the Western world and to Rabobank. He has based his bank on trust and respect of human beings. Dr. Yunus has shown there is hope in placing the qualities of individuals first.

Rabobank and Grameen Bank have similar humble beginnings. To show that the cooperative banking model is still sustainable, modern day Rabobank programs have been matched with the modern day Yunus philosophy in the three categories:

The impact of microfinancing on the poor

Making a social impact

Controlling environmental impact.

Yunus on the microfinancing impact on the poor
More than half of the world has no access to financial services. Dr. Yunus believes, "Financial services should ladder to help people out of poverty, rather than just a source of income and profit."

What is Rabobank doing to provide the poor with financial services?
Rabobank participates in Terrafina. This partnership works to support microfinancing institutions in four African countries: Mali, Burkina Faso, Ethiopia and Rwanda.

Yunus on creating businesses with a social impact
Companies can turn corporate social responsibility into a profitable business with a social impact. Dr. Yunus explains, "Creating a self-sustaining Social Business achieves the same goals as a donation except that companies have a chance to regain their original investment."

What is Rabobank doing to create a social impact?

Rabobank collaborates with Micro Insurance Association Netherlands. MIAN supports aligning Dutch methods for micro-insurance to impoverished communities in India.

Yunus on controlling environmental impact
"We need to look at our own lifestyles and how we raise our children to care for the planet. The goal should be to leave the planet better than you found it," said Dr. Yunus.

What is Rabobank doing to create a better, safer planet?
Rabobank International engages in the funding and/or leasing of renewable energy. They also finance other sustainable projects including biofuel facilities, wind farms and Green Label Glasshouses.

Rabobank

Rabobank in business

Vogelzang Committee: Rasmussen was rightly expelled from Tour de France

12-11-2007 | Other news

Former Rabo rider Michael Rasmussen purposely lied about his whereabouts and as a result could not be located for a large number of days. He was consequently not available for doping tests. Based on this finding, the General Managing Director of Rabo Cycling Teams, Theo de Rooij, was right to expel Rasmussen from the Tour de France. This is the conclusion reached by the Vogelzang Committee in its report. The rider claims that he incorrectly stated his whereabouts due to private reasons. The Committee does not deem this explanation to be credible.

The Executive Board of Rabobank Nederland commissioned the Vogelzang Committee to carry out an independent investigation into the events and facts before, during and briefly after the Tour de France '07.
The reason for this investigation was the expulsion of Rasmussen from the Tour de France on 25 July 2007 and his subsequent dismissal. Theo de Rooij then decided to step down as General Managing Director of Rabo Cycling Teams on 3 August 2007.

The Committee is convinced that Rasmussen should not have been permitted to start in the Tour de France based on the information that was known to the Board of Directors of Rabo Cycling Teams. The Committee concludes that the Board of Directors of Rabo Cycling Teams in general and its Chairman Theo de Rooij in particular did not adequately assess the importance of multiple signs concerning Rasmussen's conduct prior to the Tour '07. The Board of Directors also failed to inform the Supervisory Board of Rabo Cycling Teams promptly and comprehensively. The Board of Directors hence endangered the reputation of both Rabo Cycling Teams and Rabobank. The Committee has not, however, till now been presented with any evidence that would suggest unethical conduct or a lack of integrity on the part of the cycling team's Board of Directors or medical supervision staff.

The Committee is of the opinion that the International Cycling Union (UCI) failed to act with sufficient unambiguousness, vigorousness and credibility. The UCI must attain a higher level of professionalism with regard to the formulation, enforcement and monitoring of its own doping regulations. It is also crucial to find a system of availability that constitutes less of an invasion of privacy from the viewpoint of riders. The UCI and the national federations should also form one unified front in order to prevent incidents of legal inequality.

In closing, the Committee finds that the process of gathering, processing and verifying the whereabouts information within Rabo Cycling Teams must be improved. Verification of the whereabouts information by the Board of Directors should form a standard part of a transparent culture within Rabo Cycling Teams.

Vogelzang Committee:
Peter Vogelzang, Marjan Olfers, Gijs Langevoort, Johan Geraets.

Vogelzang Committee Report on the Michael Rasmussen Case

Rabobank

Rabobank in business

More ATMs for Africa

8-11-2007 | Other news

Eighteen carefully packaged former Rabobank ATMs were shipped to Africa on 1 November 2007. This delivery forms part of a total of 500 machines that will be shipped to the continent in the next year.

Project initiators Albert Wijnands and Bart Janssen of Rabobank Nederland stress that many more machines will be needed in the very near future in light of the urgent need for these replacement ATMs in Africa.

The machines will be shipped to Zambia and to Dar es Salaam, Tanzania, which is home to Africa's highest mountain (Mount Kilimanjaro). Mozambique is also in urgent need of a delivery of replacement ATMs. Rabobank has acquired a participating interest in banks in these countries based on the objective of providing stable banking services to the local population.

Wijnands headed the project for making the machines operational and also ensured that a factory producing bank cards is now up and running in Dar es Salaam. While the 100 previously purchased ATMs are currently in service, the sheer size of the country means that customers often have to walk for hours to get to a machine.

"That's why we are calling on all banks to let us know if they have any ATMs that are almost fully depreciated, or that will be fully depreciated in 2008," say project initiators Wijnands and Janssen of Rabobank Nederland.

Getting a second life
"The NCR machines are still working perfectly well after years of use in the Netherlands, and it would simply be a waste to throw out ATMs that may be old, but are still in good condition," Janssen stated. "That's why we're asking all banks to be loyal and generous and to join forces with us now to respond to this clear need."

"Giving depreciated ATMs a second life by donating them to African countries is clearly in line with our CSR objectives and these machines can certainly continue to be put to good use," said Thomas van Rijckevorsel, Director of Retail Banking at Rabobank Nederland.

Current status
Nine of the eighteen machines now en route to Tanzania will be shipped on to neighbouring Zambia by road. They will be sent to the Zambia National Commercial Bank (Zanaco), a rural bank in which Rabobank also has acquired a participating interest. The machines will be installed in both Zambia's capital, Lusaka, and other locations. Another 500 machines will be shipped next year.

"Rabobank is the only bank in the Netherlands to have initiated this type of project. As a cooperative bank, it is our duty to further develop this extremely practical project," says Wijnands.

Rabobank

Rabobank in business

Have your say on sustainability reporting today

1-11-2007 | Other news

Thousands of companies including Rabobank issue sustainability reports each year – but who reads them? What do you think of reports? Do they meet the needs of communities, investors, employees, customers, journalists, and non-governmental organisations? The Global Reporting Initiative Readers' Choice Award was designed to find answers to these questions and give you a voice on sustainability reporting

Sponsored by Rabobank
Rabobank is one of the two sponsors of the Award. As our ambition is to remain a global leader in sustainability-oriented banking, your opinion is of crucial importance to meet this challenge.

Your opinion counts
You are invited to score the sustainability reports issued by companies that you work for, own stock in, are neighbours with, report on, or do business with at: http://awards.globalreporting.org/
The scoring period is open until 31 December.

Win a trip to Amsterdam
Participants have the chance to win one of eight all expenses paid trips to the Amsterdam Global Conference on Sustainability and Transparency. From 7-9 May 2008, it will feature the GRI Readers' Choice Awards ceremony and the launch of the GRI Readers' Choice Survey report.

About GRI
The Global Reporting Initiative's (GRI) vision is that reporting on economic, environmental, and social performance by all organizations becomes as routine and comparable as financial reporting. The GRI's Reporting Framework is largely seen as the global de facto standard in sustainability reporting.

More about Rabobank and sustainability on www.rabobank.com/csr

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1818A
TRANCHE NO: 1

TRY 250,000,000 15.75 per cent. Fixed Rate Notes 2007 due 3 December 2008 (the "Notes")

Issue Price: 100.50 per cent.

ABN AMRO **Rabobank International**

FORTIS **KBC International Group** **SARASIN**

UBS Investment Bank

The date of these Final Terms is 29 November 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris, and *www.bourse.lu*.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1818A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		New Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 250,000,000
	(ii)	Tranche:	TRY 250,000,000
5	Issue Price:		100.50 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	3 December 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		3 December 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	15.75 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	15.75 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	3 December 2008
	(iii) Fixed Coupon Amount (s):	TRY 157.50 per TRY 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity**	Not Applicable

	Linked Redemption Notes)	
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Istanbul, TARGET and London, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system..

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**Joint Lead Managers** **ABN AMRO Bank N.V.** 250 Bishopsgate London EC2M 4AA United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **Senior Co-Lead Managers** **Fortis Bank NV-SA** Montagne du Parc 3 1000 Brussels

		Belgium **UBS Limited** 100 Liverpool Street London EC2M 2RH United Kingdom **Co-Lead Managers** **Bank Sarasin & Co Ltd** Elisabethenstrasse 62 CH-4002 Basel Switzerland **KBC Bank NV** Havenlaan 12 GKD/8742 1080 Brussels Belgium
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Combined management and underwriting commission of 0.1 per cent. and selling concession of 0.9 per cent., in each case, of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	<u>**Turkey**</u> Each Manager will be required to acknowledge that pursuant to article 15 of the Decree no. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. Each Manager will be required to represent, agree and warrant that it will not permit the distribution of any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, no. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.569105, producing a sum of (for Notes not denominated in Euro):	EUR 142,276,250.00
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 3 December 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 895.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such

action has been taken.

4 Interests of natural and legal persons involved in the Issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	TRY 248,750,000
(iii)	Estimated total expenses:	TRY 2,500,000 (0.9 per cent. selling concession and 0.1 per cent. combined management and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	15.174 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield. This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only) *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

	(ii)	ISIN Code:	XS0333003100
	(iii)	Common Code:	033300310
	(iv)	Fondscode:	Not Applicable
	(v)	German WKN-code:	Not Applicable
	(vi)	Private Placement number:	Not Applicable
	(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
		(i) The Depository Trust Company	Not Applicable
	(viii)	Delivery:	Delivery against payment
	(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	*Not Applicable*
12	**General**		
	(i)	Time period during which the offer is open:	30 days from 3 December 2007
	(ii)	Description of the application process:	Not Applicable
	(iii)	Description of possibility to reduce subscriptions:	Not Applicable
	(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
	(v)	Minimum and/or maximum amount of application:	Not Applicable
	(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
	(vii)	*Manner and date in which* results of the offer are to be made public:	Not Applicable

(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1813A

TRANCHE NO: 1
JPY29,200,000,000 0.961 per cent. Fixed Rate Notes 2007 due 1 June 2010

Issue Price: 100.00 per cent.

Barclays Capital

The date of these Final Terms is 19 November 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1813A
	(ii)	Tranche Number:	1
3	*Specified Currency or Currencies:*		*Japanese Yen (JPY)*
4	Aggregate Nominal Amount:		
	(i)	Series:	JPY29,200,000,000
	(ii)	Tranche:	JPY29,200,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		JPY10,000,000
7	(i)	Issue Date:	21 November 2007
	(ii)	Interest Commencement Date:	Not Applicable
8	Maturity Date:		1 June 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:		0.961 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	0.961 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	31 March and 30 September in each year, from and including 31 March 2008 to and including the Maturity Date For the avoidance of doubt, there shall be a short first coupon in respect of the Interest Period from and including the Issue Date to but excluding 31 March 2008 (the "Short First Coupon") and a short final coupon in respect of the Interest Period from and including 31 March 2010 to but excluding the Maturity Date. (the "Short Final Coupon").
	(iii)	Fixed Coupon Amount (s):	JPY48,050 per JPY10,000,000 in nominal amount
	(iv)	Broken Amount:	JPY34,702 per JPY10,000,000 in nominal amount in respect of the Short First Coupon JPY16,283 per JPY10,000,000 in nominal amount in respect of the Short Final Coupon
	(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	JPY10,000,000 per Note of JPY10,000,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Tokyo, New York and TARGET subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable

	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable
GENERAL		
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.006306 producing a sum of (for Notes not denominated in Euro):	Euro 184,135,200
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	Euro1,885

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marches financiérs (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 **Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **Reasons for the offer, estimated net proceeds and total expenses**

(i)	Reasons for the offer:	Banking business.
(ii)	Estimated net proceeds	JPY29,200,000,000
(iii)	Estimated total expenses:	Not Applicable

6 **Yield** *(Fixed Rate Notes only)*

Indication of yield: 0.961 per cent. *per annum*

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

7 **Historic interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0331749001
(iii)	Common Code:	033174900
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying /Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

END